Life Imaging Fla, Inc.



ANNUAL REPORT

1981 W. Hillsboro Blvd.

Deerfield Beach, FL 33442

0

lifeimagingfla.com

This Annual Report is dated April 21, 2021.

BUSINESS

Prior to converting to a C-Corp, the Company was initially an LLC whose inception date was January 1, 2019 under the
jurisdiction of Florida. The Company converted to a C-Corp and changed its name to Life Imaging FLA, Inc. ("the
Company") on July 15, 2019 under the laws of the State of Delaware, and is headquartered in St. Petersburg, Florida.
The Company offers affordable, early detection and preventative screenings for heart disease and cancer using a low
dose General Electric CT Scanner.

Previous Offerings

Between 2020 and 2019, we sold 252,890 shares of common stock in exchange for $387,963 ($2/share) under Regulation Crowdfunding.

Name: Common Stock

Type of security sold: Equity

Final amount sold: $150.00

Number of Securities Sold: 1,500,000

Use of proceeds: Money used to incorporate the company

Date: July 17, 2019

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

How long can the business operate without revenue

Without generating revenue, but with a continued crowdfunding campaign, we can operate for 12 months. Where needed, the Company's Chief Executive Officer will make working capital advances to pay corporate expenses.

Foreseeable major expenses based on projections

Advertising, lease on equipment, office space and payroll are the most significant expenses we will incur.

Future operational challenges

After getting the priceless insight and knowledge from our consultant the only other person we know of who has been operating very successfully for over 5 years in this very same business model in another State. And doing the soft opening we did to test the sales and marketing we feel very confident in our ability to succeed.

Future challenges related to capital resources

If we achieve the maximum equity raise amount we feel we are well funded to operate fully for up to 12 months, we feel we can achieve profitability prior to this timeline!

There are no other future plans to raise money. If we raise the maximum amount with

StartEngine we will be fully funded for planned growth for at least twelve months.

Future milestones and events

Once we open the first location in South Florida (April 2021), we feel we can scale the business by opening additional locations and repeat the concept seamlessly. We will be strategic in the markets we access and look for high growth potential based upon the local demographic.

Liquidity and Capital Resources

At December 31, 2018, the Company had cash of $2,488.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

None

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: J. Thomas Graham

J. Thomas Graham's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President/CEO, Secretary and Chief Operating Officer

Dates of Service: January 01, 2019 - Present

Responsibilities: Running the day to day operations of the business. Overseeing all aspects of the business, sales, marketing, business development, customer service … 100k salary once operational and sufficient sales to support. Founders equity expected to approximate 60-70% of the total issued and outstanding shares.

Other business experience in the past three years:

Employer: Innovative Business Resources Inc.

Title: President/ CEO

Dates of Service: December 01, 2014 - Present

Responsibilities: Business Consulting, Business development, VC, Unique direct marketing platforms. Innovating in all areas of business growth.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: J. Thomas Graham

Amount and nature of Beneficial ownership: 1,500,000

Percent of class: 85.6%

RELATED PARTY TRANSACTIONS

Name of person: J. Thomas Graham

Relationship to company: Officer

Nature / amount of interest in the transaction: J. Thomas Graham, the Company's CEO and majority shareholder.

Material terms of transaction: During the year ended December 31, 2019, the Company issued 1,500,000 founder shares of common stock at $0.0001 par value to J. Thomas Graham, the Company's CEO and majority shareholder, having a fair value of $150.

During the year ended December 31, 2019, a shareholder of the Company advanced funds for operations, which were repaid in 2020. These advances were non-interest bearing, unsecured and due on demand. At Decemebr 31, 2020 and 2019, the amount of advances outstanding is $0 and $13,600, respectively, and are recorded under 'Advances – Related Party' on the balance sheets.

OUR SECURITIES

Our authorized capital stock consists of 4,000,000 shares of common stock, par value $0.0001 per share. As of December 31, 2020, 1,752,890 shares of common stock are outstanding.

The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Each share of common stock has 1 vote.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and

Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

Life Imaging Fla, Inc.

By /s/ *J. Thomas Graham*

    Name: <u>J. Thomas Graham</u>

    Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS



LIFE IMAGING FLA, INC.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

For the Two Years Ending December 31, 2020 and 2019

LIFE IMAGING FLA, INC.

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of Life Imaging FLA, Inc.
1981 West Hillsboro Boulevard
Deerfield Beach, FL 33442

We have reviewed the accompanying financial statements of Life Imaging FLA, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, stockholders' equity (deficit), and cash flows for the two years ending December 31, 2020 and 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As disclosed in Note 2 of the financial statements, Life Imaging FLA, Inc.'s date of inception was January 1, 2019, has not yet begun operations as of December 31, 2020, has incurred losses since inception, had net cash used in operations, and a working capital deficit. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci & Associates II, PLLC
Spokane, WA

April 9, 2021

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

LIFE IMAGING FLA, INC.
BALANCE SHEETS
As of December 31, 2020 and 2019
(unaudited)

	2020	2019
Assets		
Current assets:		
Cash	$ 2,488	$ -
Total current assets	2,488	-
Furniture and equipment, net	16,489	-
Equipment deposit	35,000	-
Security deposit	29,639	-
ROU - operating lease	654,851	-
Total assets	$ 738,467	$ -
Liabilities and stockholders' equity		
Current liabilities:		
Bank overdraft	$ -	$ 63
Accounts payable	10,118	-
ROU - operating lease liability (current portion)	118,304	-
Payroll tax liabilities	8,345	-
Advances - related party	-	13,600
Total current liabilities	136,767	13,663
Long-term liabilities:		
ROU - operating lease liability (non-current portion)	592,878	-
Total long-term liabilities	592,878	-
Total liabilities	729,645	13,663
Commitments & contingencies	-	-
Stockholders' equity		
Common stock, 4,000,000 shares authorized, $0.0001, par value; 1,752,890 and 1,509,629 shares issued and outstanding at December 31, 2020 and 2019, respectively	175	151
Subscription Receivable	(26,177)	(948)
Additional paid-in capital	414,115	5,795
Accumulated deficit	(379,291)	(18,661)
Total stockholders' equity (deficit)	8,822	(13,663)
Total liabilities and stockholders' equity	$ 738,467	$ -

See accountants' review report and accompanying notes to the financial statements.

LIFE IMAGING FLA, INC.
STATEMENTS OF OPERATIONS
For the Two Years Ending December 31, 2020 and 2019
(unaudited)

	2020	2019
Revenue	$ -	$ -
Operating expenses		
General and administrative	55,338	11,303
Professional fees	6,513	185
Advertising	147,533	449
Rent	83,574	-
Travel expenses	13,129	2,783
Owners compensation	54,543	3,941
Total operating expenses	360,630	18,661
Net loss before income taxes	(360,630)	(18,661)
Provision for income taxes	-	-
Net loss	$ (360,630)	$ (18,661)

LIFE IMAGING FLA, INC.

STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

For the Two Years Ending December 31, 2020 and 2019

(unaudited)

	Common Stock		APIC	Subscription Receivable	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount				
January 1, 2019 (inception)	-	$ -	$ -	$ -	$ -	$ -
Issuance of founder shares	1,500,000	150	-	-	-	150.00
Issuance of common stock for cash	9,629	1	5,795	(948)	-	4,848
Net loss	-	-	-	-	(18,661)	(18,661)
Balance - December 31, 2019	1,509,629	151	5,795	(948)	(18,661)	(13,663)
Issuance of common stock for cash	243,261	24	408,320	(25,229)	-	383,115
Net loss	-	-	-	-	(360,630)	(360,630)
Balance - December 31, 2020	1,752,890	$ 175	$ 414,115	$ (26,177)	$ (379,291)	$ 8,822

See accountants' review report and accompanying notes to the financial statements.

4

LIFE IMAGING FLA, INC.

STATEMENTS OF CASH FLOWS

For the Two Years Ending December 31, 2020 and 2019

(unaudited)

	2020	2019
Cash flows from operating activities		
Net loss	$ (360,630)	$ (18,661)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation expense	9	-
Lease costs	56,331	-
Changes in operating assets and liabilities:		
Security Deposit	(29,639)	-
Payroll liability	8,345	-
Accounts payable	10,118	-
Bank overdraft	(63)	63
Related-Party Advances	(13,600)	13,600
Net cash used by operating activities	(329,129)	(4,998)
Cash flows from investing activities		
Payment for equipment deposit	(35,000)	-
Purchase of furniture and equipment	(16,498)	-
Net cash used by investing activities	(51,498)	-
Cash flows from financing activities		
Proceeds from issuance of common stock, net of offering costs	383,115	4,998
Net cash provided by financing activities	383,115	4,998
Net increase in cash and cash equivalents	2,488	-
Cash and cash equivalents, beginning	-	-
Cash and cash equivalents, ending	$ 2,488	$ -
Supplemental cash flow information:		
Cash paid during the year for:		
Interest	$ -	$ -
Income taxes	$ -	$ -
Non-cash transactions:		
Right-of-use asset obtained in exchange for new operating lease liability	$ 714,383	$ -

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Prior to converting to a C-Corp, the Company was initially an LLC whose inception date was January 1, 2019 under the jurisdiction of Florida. The Company converted to a C-Corp and changed its name to Life Imaging FLA, Inc. ("the Company") on July 15, 2019 under the laws of the State of Delaware, and is headquartered in St. Petersburg, Florida. The Company offers affordable, early detection and preventative screenings for heart disease and cancer using a low dose General Electric CT Scanner.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates, and those estimates may be material.

Risks and Uncertainties

As of December 31, 2020, the Company has not commenced operations. The Company's activities since inception include general startup expenses and efforts to raise capital and setting up their new location. Upon commencement of the planned, full-scale of operations, the Company will incur significant additional expenses relative to the market it is operating in. The Company is dependent upon additional capital resources for the commencement of its planned operations and is subject to significant risks and uncertainties; including failing to secure funding to execute the Company's plans or failing to profitably operate the business.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2020 and 2019, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2020 and 2019, the Company recognized $147,533 and $449 in advertising costs, respectively.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation. Major improvements are capitalized while expenditures for maintenance, repairs and minor improvements are charged to expense. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in operations. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the related assets, ranging from five to fifteen years. There was $9 and $0 of depreciation expense for the years ending December 31, 2020 and 2019, respectively.

Offering Costs

The Company accounts for offering costs in accordance with ASC 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are netted against the proceeds of the offering in stockholders' deficit. If the offering is unsuccessful, such costs are expensed.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years since inception are open for inspection.

The Company currently has an estimated tax net operating loss (NOL) of $379,291 for which it may receive future tax benefits. However, as of December 31, 2020, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

The following table outlines the tax rates for the Company as of December 31:

	2020	2019
Federal Tax Rate	21.00%	21.00%
FL Tax Rate	4.46%	4.46%
Tax Rate	25.46%	25.46%

See the table below for the estimated deferred tax assets of the Company at December 31:

	2020	2019
Net operating loss carryforward	$ (379,291)	$ (18,661)
Total deferred tax asset	96,560	4,751
Valuation allowance	(96,560)	(4,751)
Deferred tax asset, net	$ (0)	$ (0)

The deferred tax asset valuation allowance increased by $91,809 from the year ending December 31, 2019 to December 31, 2020.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities reported in the balance sheets approximate their fair value.

Subsequent Events

Subsequent to December 31, 2020, the Company continued to sell 112,728 shares of common stock through its Regulation CrowdFunding ("Reg CF") on StartEngine, LLC. The Company recognized gross proceeds of $211,832 and had a subscription receivable of $11,388 related to the sale of these shares as of March 31, 2021. In connection with this offering, the Company incurred offering costs of $23,982.

The Company has evaluated subsequent events from December 31, 2020 to April 9, 2021, the date the financial statements were issued, and has determined that there are no items other what is disclosed above.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

As reflected in the accompanying financial statements, for the year ended December 31, 2020 the Company had:

- Net loss of $360,630; and
- Net cash used in operations was $329,129

Additionally, at December 31, 2020, the Company had:

- Accumulated deficit of $379,291
- Stockholders' equity of $8,822; and
- Working capital deficit of $134,279

The above, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

In December 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies and financial markets, leading to a global economic downturn. Therefore, the Company expects this matter to negatively impact its operating results. However, the related financial impact and duration cannot be reasonably estimated at this time.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the period ended December 31, 2019, a shareholder of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2019, the amount of advances outstanding is $13,600, respectively, and are recorded under 'Advances – Related Party' on the balance sheets. These advances were paid in full during the year ended December 31, 2020 and resulted in a zero balance at year end.

During the period ended December 31, 2019, the Company also issued 1,500,000 founder shares of common stock at $.0001 par value to J. Thomas Graham, the Company's CEO and majority shareholder. These shares were issued to J. Thomas Graham, at a total value of $150.

NOTE 4 – RIGHT OF USE ASSET AND LIABILITY

During the year ending December 31, 2020, the Company entered into an operating lease for some property in Deerfield, Florida. As of December 31, 2020, the Company has no financing leases as defined in ASC 842, "Leases". The tables below present information regarding the Company's operating lease assets and liabilities at December 31, 2020.

	2020
Assets	
Operating lease - right-of-use asset - non-current	$ 654,851
Liabilities	
Operating lease liability	$ 711,182
Weighted-average remaining lease term (years)	4.58
Weighted-average discount rate	8%

The components of lease expense were as follows:

Operating lease costs

Amortization of right-of-use operating lease asset	$ 59,532
Lease liability expense in connection with obligation repayment	24,042
Total operating lease costs	$ 83,574

Future minimum lease payments required under leases that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2020:

2021	$ 170,948
2022	179,495
2023	188,470
2024	197,894
2025	120,865
Total undiscounted cash flows	857,672
Less: amount representing interest	(146,491)
Present value of operating lease liability	711,182
Less: current portion of operating lease liability	(118,304)
Long-term operating lease liability	$ 592,878

NOTE 5 – STOCKHOLDERS' EQUITY

At December 31, 2019, the Company has 4,000,000 authorized shares of $0.0001 par value common stock.

During the period from January 1, 2019 (inception) to December 31, 2019, the Company issued 1,500,000 founder shares of common stock. The 1,500,000 shares of common stock were issued to the J. Thomas Graham, CEO, totaling $150.

During the period from January 1, 2019 (inception) to December 31, 2019, the Company issued 9,629 shares to investors as a part of a Regulation CF raise, for net proceeds of $4,848 including which includes a subscription receivable of $948.

During the year ended December 31, 2020, the Company issued 243,261 shares to investors as a part of a Regulation CF raise, for net proceeds of $383,115 which includes a subscription receivable for another $25,229.

CERTIFICATION

I, J. Thomas Graham, Principal Executive Officer of Life Imaging Fla, Inc. , hereby certify that the financial statements of Life Imaging Fla, Inc. included in this Report are true and complete in all material respects.

J. Thomas Graham

Principal Executive Officer